SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13E-4
                ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      (Amendment No. 2)

                   KINETIC CONCEPTS, INC.
                      (NAME OF ISSUER)

                   KINETIC CONCEPTS, INC.
            (NAME OF PERSON(S) FILING STATEMENT)

           COMMON STOCK, PAR VALUE $.001 PER SHARE
               (TITLE OF CLASS OF SECURITIES)

                         49460W-01-0
            (CUSIP NUMBER OF CLASS OF SECURITIES)

                       DENNIS E. NOLL
                   SENIOR VICE PRESIDENT,
                GENERAL COUNSEL AND SECRETARY
                   KINETIC CONCEPTS, INC.
                     8023 VANTAGE DRIVE
                  SAN ANTONIO, TEXAS 78230
                  TELEPHONE: (210) 524-9000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
     RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                 PERSON(S) FILING STATEMENT)

                          Copy to:

DAVID W. HELENIAK, ESQ.           STEPHEN D. SEIDEL, ESQ.
  SHEARMAN & STERLING            COX & SMITH INCORPORATED
  599 LEXINGTON AVENUE       112 E. PECAN STREET, SUITE 1800
NEW YORK, NEW YORK 10022          SAN ANTONIO, TEXAS 78205
     (212) 848-4000                   (210) 554-5500


                       OCTOBER 8, 1997
    (Date Tender Offer First Published, Sent or Given to
                      Security Holders)

                  CALCULATION OF FILING FEE
_____________________________________________________________
 TRANSACTION VALUATION*            AMOUNT OF FILING FEE

    $654,293,626.90                     $130,858.73


*For purposes of calculating fee only. This transaction applies to an aggregate of 35,440,157 shares (sum of (i) 32,633,971 outstanding shares of common stock (not including 186,824 treasury shares or 6,064,155, 100,000 and 3,837,890 shares of common stock held by James R. Leininger, M.D., Peter A. Leininger, M.D. and Richard C. Blum & Associates, L.P., respectively, to remain outstanding after the Offer) and (ii) 2,806,186 outstanding options to purchase shares of Common Stock).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $19.25 per unit. The per unit price with respect to 723,300 options to purchase shares of Common Stock is $19.9375 per unit.

The proposed maximum aggregate value of transaction is $654,293,626.90 (sum of (i) product of 32,633,971 shares of
Common Stock and $19.25, (ii) product of (A) 2,082,886 options to purchase shares of Common Stock and (B) the difference between $19.25 and the exercise price of such options and (iii) product of (A) 723,300 options to purchase shares of Common Stock and (B) the difference between $19.9375 and the exercise price of such options).

The total fee is $130,858.73 paid by wire transfer on October 7, 1997 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $130,858.73

Form or Registration No.: SC13E4

Filing Party: Kinetic Concepts, Inc.

Date Filed: October 8, 1997

___________________________________________________________

                       SCHEDULE 13E-4
                        INTRODUCTION

     This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the offer by Kinetic Concepts, Inc., a Texas corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $.001 par value per share ("Shares"), for $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal dated October 8, 1997 (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits
(a)(1) and (a)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on October 8, 1997, and amended on October 21, 1997.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 2(a) and (b) are hereby amended and supplemented by the following:

      The following two paragraphs are hereby inserted into the Offer to Purchase immediately following the first paragraph under "THE TENDER OFFER -- Section 8. Financing of the Transactions":

      "The funds to be provided by F Purchaser in the Stock Purchase have come from the following sources: Fremont Partners, L.P., Fremont Offshore Partners, L.P. and Fremont Partners Side-By-Side, L.P.. The total amount of the funds is currently available in a bank account maintained for F Purchaser.

      The funds to be provided by B Purchaser in the Stock Purchase will come from RCBA-KCI Capital Partners, L.P., which has binding commitments from its investors to provide such funds. The total amount of the funds will be funded into a bank account maintained for B Purchaser prior to the Stock Purchase."

ITEM 8.  ADDITIONAL INFORMATION

     Item 8 is hereby further amended as follows:

1.   The definition of "Purchasers" contained in the  Offer
to  Purchase is hereby amended to include Fremont Investors,
Inc.   ("Fremont"),  Richard  C.  Blum  &  Associates,  Inc.
("RCBA") and Richard C. Blum ("Blum").

2.   The   second-to-last  paragraph  of  the  sub-section
entitled "Recommendation of the Disinterested Directors and the Board" under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     "In connection with its deliberations, the Board did not consider, and did not request that BT Alex. Brown evaluate, the Company's liquidation value. The Board did not view the Company's liquidation value to be a relevant measure of valuation, given that the Per Share Amount significantly exceeded the book value per Share of the Company on June 30, 1997, and it was the Board's view that the Company is far more valuable as a going concern than its net book value per share of $5.26 as of June 30, 1997. However, book value per share is a historical accounting number, and an evaluation of liquidation value could produce a higher valuation than book value per share. Additionally, there can be no assurance that the liquidation value would not produce a higher valuation of the Company than its value as a going concern."

3. The following paragraph is hereby inserted into the Offer to Purchase immediately following the third-to-last paragraph of the sub-section entitled "Recommendation of the Disinterested Directors and the Board" under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions":

     "With respect to the fairness of the Per Share Amount from a financial point of view, the Board and the Disinterested Directors specifically noted that the multiples of certain financial data implied for the Company based on the Per Share Amount generally were within the ranges of corresponding multiples derived for comparable companies and transactions (see "Opinion of BT Alex. Brown Incorporated - Analysis of Selected Public Company Trading and Financial Information" and "Analysis of Selected Merger and Acquisition Transactions"). The Board and the Disinterested Directors also noted that while the estimated equity reference range for the Company based on a discounted cash flow analysis utilizing internal estimates of the Company's management exceeded the Per Share Amount (see Case I discussion under "Opinion of BT Alex. Brown Incorporated - Discounted Cash Flow Analysis"), the Per Share Amount was within the estimated equity reference range for the Company after taking into account adjustments for certain risks and other factors (see Case II discussion under "Opinion of BT Alex. Brown Incorporated - Discounted Cash Flow Analysis"). Specifically, Case I did not take into account the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes in reimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, potential increases in regional and corporate overhead expenses and general inflation. The Board and the Disinterested Directors also noted that the Per Share Amount had been agreed upon through arms-length negotiations following an extensive auction process. The views of the Board and the Disinterested Directors were based on the totality of factors and analyses considered, with no single factor or analysis being dispositive of the Board's or the Disinterested Directors' fairness determination."

4.    The   first   sentence  of  the  paragraph   entitled
"Discounted Cash Flow Analysis" under "SPECIAL FACTORS -- Opinion of BT Alex. Brown Incorporated" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

      "BT Alex. Brown performed a discounted cash flow analysis of the Company to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that the Company could generate over the years 1997 through 2001, based both on internal estimates of the management of the Company ("Case I") and adjustments to such internal estimates based on discussions with potential acquirors who had declined to proceed with a transaction with the Company to reflect certain factors which potential acquirors might consider in estimating the value of the Company ("Case II"). Case II assumed lower compound annual growth rates and EBITDA margins for the Company than Case I. Specifically, Case I did not take into account adjustments for certain risks and other factors, including the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes in reimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, and potential increases in regional and corporate overhead expenses and general inflation."

5.    The   last   sentence  of  the   paragraph   entitled
"Purchasers" under "SPECIAL FACTORS -- Position of Purchasers and Dr. James Leininger Regarding Fairness of the Transactions" contained in the Offer to Purchase is hereby deleted and the following is hereby inserted in its place:

"With respect to the fairness of the Per Share Amount from a financial point of view, the Purchasers noted that the multiples of certain financial data implied for the Company based on the Per Share Amount were generally within the ranges of corresponding multiples derived for comparable companies and transactions. The Purchasers also noted that the Per Share Amount was within the estimated equity reference range for the Company based on a discounted cash flow analysis after taking into account adjustments for certain risks and other factors, including the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes in reimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, and potential increases in regional and corporate overhead expenses and general inflation. Finally, the Purchasers noted that the Per Share Amount had been agreed upon through arms-length negotiations following an extensive auction process. The views of the Purchasers were based on the totality of factors and analyses considered, with no single factor or analysis being dispositive of the Purchasers' fairness determination and should not be construed as a recommendation by them to the Company's shareholders to tender their Shares or vote to approve the Transaction Agreement and the Merger."

6. The last sentence of the paragraph entitled "Dr. James Leininger" under "SPECIAL FACTORS -- Position of Purchasers and Dr. James Leininger Regarding Fairness of the Transactions" contained in the Offer to Purchase is hereby deleted and the following is hereby inserted in its place:

"With respect to the fairness of the Per Share Amount from a financial point of view, Dr. James Leininger noted that the multiples of certain financial data implied for the Company based on the Per Share Amount were generally within the ranges of corresponding multiples derived for comparable companies and transactions. Dr. James Leininger also noted that the Per Share Amount was within the estimated equity reference range for the Company based on a discounted cash flow analysis after taking into account certain risks and other factors, including the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes in reimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, and potential increases in regional and corporate overhead expenses and general inflation. Finally, the Purchasers noted that the Per Share Amount had been agreed upon through arms-length negotiations following an extensive auction process. The views of Dr. James Leininger were based on the totality of factors and analyses considered, with no single factor or analysis being dispositive of Dr. James Leininger's fairness determination and should not be construed as a recommendation by him to the Company's shareholders to tender their Shares or vote to approve the Transaction Agreement and the Merger."

7.    The  paragraph  under "SPECIAL FACTORS  --  Cautionary
Statement Concerning Forward-Looking Statements" contained in the Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

     "Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the projections set forth below (collectively, the "Projections"). Such information has been included in this Offer to Purchase for the limited purpose of giving the Company's shareholders access to financial projections made by the Company's management in connection with the Transactions and the Debt Financing. Such information was prepared by the Company's management for internal use and not with a view to publication. The
Projections were based on assumptions concerning the Company's products and business prospects in 1997 through 2002, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Projections were also based on other revenue and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission (the "Commission"), or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Offer to Purchase only because such information was made available to Purchasers by the Company. Neither Purchasers' nor the Company's independent accountants have examined, compiled or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information."

8.    The  lead-in  paragraph under  "THE  TENDER  OFFER  --
Section 11. Certain Conditions to the Offer" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     "Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, if (v) the Minimum Condition shall not have been satisfied prior to the Expiration Date, (w) any applicable waiting period under the HSR Act (as defined herein) shall not have expired or been terminated prior to the expiration of the Offer, (x) the Debt Financing shall not have been obtained prior to the Expiration Date, (y) the Closing shall not have occurred prior to the Expiration Date or (z) at any time on or after the date of the Transaction Agreement, and prior to the Expiration Date, any of the following conditions shall exist:"

                          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 3, 1997

                              KINETIC CONCEPTS, INC.

                              By: /s/ DENNIS E. NOLL
                                  -----------------------
                              Name:  Dennis E. Noll
                              Title: Senior Vice President